UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024
Commission File Number: 001-40416

Nouveau Monde Graphite Inc.
(Translation of registrant’s name into English)

481 rue Brassard
Saint-Michel-des-Saints, Quebec
Canada J0K 3B0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

DOCUMENTS TO BE FILED AS PART OF THIS FORM 6-K

99.1	Material Change Report dated February 26, 2024.

99.2	Subscription Agreement dated February 14, 2024 with General Motors Holdings LLC.

99.3	Subscription Agreement dated February 14, 2024 with Panasonic Holdings Corporation.

99.4	Subscription Agreement dated February 14, 2024 with Mitsui & Co., Ltd.

99.5	Subscription Agreement dated February 14, 2024 with Pallinghurst Bond Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Nouveau Monde Graphite Inc.
(Registrant)

Date: February 26, 2024	/s/ Josée Gagnon
Josée Gagnon
Vice President, Legal Affairs & Corporate Secretary